UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ___________)


Genesis Pharmaceuticals Enterprises, Inc. (Name of Issuer)

Common (Title of Class of Securities)

37184Q 10 2 (CUSIP Number)

11/07/07 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:
[   ]
Rule 13d-1(b)
[   x]
Rule 13d-1(c)
[   ]
Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
(Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).


CUSIP No. 37184Q 10 2


1.
Names of Reporting Persons.  Pope Asset Management, LLC
I.R.S. Identification Nos. of above persons 62-1871308

2.
Check the Appropriate Box if a Member of a Group


(a)
(b)

3.
SEC Use Only

4.
Citizenship or Place of Organization TennesseeNumber of

Shares
Beneficially
Owned by
Each Reporting
Person With

5.
Sole Voting Power 30000000
6.
Shared Voting Power 0
7.
Sole Dispositive Power  30000000
8.
Shared Dispositive Power 0

9.
Aggregate Amount Beneficially Owned by Each
Reporting Person  30000000
10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.
Percent of Class Represented by Amount in Row (9) 7.67


12.
Type of Reporting Person (See Instructions)  IA

1.
Names of Reporting Persons.  Pope Investments, LLC
I.R.S. Identification Nos. of above persons 260281944

2.
Check the Appropriate Box if a Member of a Group


(a)
(b)

3.
SEC Use Only

4.
Citizenship or Place of Organization DelawareNumber of

Shares
Beneficially
Owned by
Each Reporting
Person With

5.
Sole Voting Power 30000000
6.
Shared Voting Power 0
7.
Sole Dispositive Power  30000000
8.
Shared Dispositive Power 0

9.
Aggregate Amount Beneficially Owned by Each
Reporting Person  30000000
10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.
Percent of Class Represented by Amount in Row (9) 7.67


12.
Type of Reporting Person (See Instructions)  00

1.
Names of Reporting Persons.  William P. Wells
I.R.S. Identification Nos. of above persons 426961338

2.
Check the Appropriate Box if a Member of a Group


(a)
(b)

3.
SEC Use Only

4.
Citizenship or Place of Organization TennesseeNumber of

Shares
Beneficially
Owned by
Each Reporting
Person With

5.
Sole Voting Power 30000000
6.
Shared Voting Power 0
7.
Sole Dispositive Power  30000000
8.
Shared Dispositive Power 0

9.
Aggregate Amount Beneficially Owned by Each
Reporting Person  30000000
10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.
Percent of Class Represented by Amount in Row (9) 7.67


12.
Type of Reporting Person (See Instructions)  IN

Item 1.

(a)
Name of Issuer  Genesis Pharmaceuticals Enterprises, Inc.

(b)
Address of Issuer's Principal Executive Offices
Middle Section, Longmao Street, Area A, Laiyang
Waixiangxing Industrial Park Laiyang City, Yanti, Shandong Province, People's Republic of China 71005


Item 2.

(a)
This statement is filed by and on behalf of:
Pope Investments LLC a Delaware limited liability company
Pope Asset Management LLC a Tennessee limited liability company and William P. Wells. Pope Asset serves and an investment adviser and/or manager to various persons, including Pope Investments. Pope Asset is the sole manager for Pope Investments and has sole voting control and investment and disposition power and discretion with respect to all securities held by Pope Investments.
Pope Asset may be deemed to beneficially own shares owned and/or held by and for the account of and/or benefit of various persons, including Pope Investments. Mr. Wells is the sole manager of Pope Asset. Mr. Wells may be deemed to own shares owned and/or held by and/or for the account of and/or benefit of Pope Investments. Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such reporting person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement. Each of the reporting persons may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act.
Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer, or (ii) a member of any group with respect to the issuer or any securities of the issuer. Pope Investments, Pope Asset and Mr. Wells have entered into a Joint Filing Agreement, a copy of which is filed with this statement as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

(b)
Address of Principal Business Office or if none,
Residence  5100 Poplar Ave Ste 805 Memphis TN  38137

(c)
Citizenship  USA

(d)
Title of Class of Securities  Common

(e)
CUSIP Number  37184Q102

Item 3.
If this statement is filed pursuant to
240.13d-1(b) or 240.13d-2(b) or (c) check
whether the person filing is a:

(a)
Not applicable.

Item 4.
Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
Explanatory Notes. For purposes of determining the percentage of outstanding shares with respect to this statement the reporting persons have relied upon information obtained from the issuer that the aggregate number of outstanding shares of Common Stock of the issuer on November 6 2007, prior to the acquisition for which this schedule is filed, was 391378760.The number of shares of Common Stock reported herein includes 20000000 shares of Common Stock issuable upon conversion of 5 Million dollars aggregate principal amount of the Issuer's 6 percent Convertible Debentures due November 30, 2010 and 10000000 shares of Common Stock issuable upon exercise of Warrants issued in connection with the 6 percent Convertible Debentures.
Pope Investments acquired the Convertible Debentures and Warrants pursuant to a Stock Purchase Agreement dated November 6, 2007.

(a) Amount Beneficially Owned:
See Item 9 of each cover page for the respective reporting persons.

(b) Percent of Class:
See Item 11 of each cover page for the respective reporting persons.

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote:
See Item 5 of each cover page for the respective reporting persons.

(ii) Shared power to vote or to direct the vote:
See Item 6 of each cover page for the respective reporting persons.

(iii) Sole power to dispose or direct the disposition of:
See Item 7 of each cover page for the respective reporting persons.

(iv) Shared power to dispose or to direct the disposition of:
See Item 8 of each cover page for the respective reporting persons. Pope Asset and Mr. Wells do not directly own any shares of the issuer's Common Stock. Pope Asset is the sole Manager of Pope Investments. Mr. Wells is the Manager of Pope Asset. Pope Asset may be deemed to beneficially own shares owned and/or held by and for the account of and/or benefit of various persons, including Pope
Investments. Mr. Wells may be deemed to own shares owned and/or held by and/or for the account of and/or benefit of Pope Investments.
Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such reporting person is, for the purposes of
Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Item 5.
Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact
that as of the date hereof the reporting person has
ceased to be the beneficial owner of more than five
percent of the class of securities, check the following [   ].
Instruction: Dissolution of a group requires a response to this item.

Item 6.
Ownership of More than Five Percent on Behalf of
Another Person.
If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.
Pope Asset serves and an investment adviser and/or manager to various persons, including Pope Investments.
Pope Asset is the sole manager for Pope Investments and has sole voting control and investment and disposition power and discretion with respect to all securities held by Pope Investments. Pope Asset may be deemed to beneficially own shares owned and/or held by and for the account of and/or benefit of various persons, including Pope Investments. Mr. Wells is the sole manager of Pope Asset. Mr. Wells may be deemed to own shares owned and/or held by and/or for the account of and/or benefit of Pope Investments.

Item 7.
Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the
Parent Holding Company or Control Person.
If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.
Identification and Classification of Members of the Group
If a group has filed this schedule pursuant to 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to 240.13d-1(c) or 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.
Notice of Dissolution of Group
Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.
See Item 5.

Item 10.
Certification

(a)
The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my
knowledge and belief, I certify that the information
set forth in this statement is true, complete and correct.
11/16/07  Date
William P. Wells  Signature
William P. Wells/President   Name/Title
Pope Asset Management, LLC  William P. Wells Signature
Pope Investments, LLC William P. Wells Signature
Exhibit 99.1

JOINT FILING AGREEMENT

This will conform the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, $.001 par value, of Genesis Pharmaceuticals Enterprises, Inc., a Florida corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in a accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.
This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
Dated:  November 16, 2007

Pope Investments, LLC William P. Wells Signature
William P. Wells/President  Name/Title
Pope Asset Management, LLC, William P. Wells Signature
Willaim P. Wells/Manager   Willaim P. Wells Signature
WILIAM P. WELLS Signature
William P. Wells, Individually